J. Thomas Cookson Partner Shutts & Bowen LLP 200 South Biscayne Boulevard Suite 4100 Miami, Florida 33131 DIRECT (305) 379-9141 FAX (305) 347-7767 EMAIL TCookson@shutts.com

May 21, 2021

VIA EDGAR

Nicholas Lamparski

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rennova Health, Inc.
Registration Statement on Form S-1
Filed February 11, 2021
File No. 333-252995

Dear Mr. Lamparski:

On behalf of Rennova Health, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated March 3, 2021, regarding the Company’s Registration Statement on Form S-1 filed on February 11, 2021. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to each item immediately thereafter. Please also note that we are simultaneously filing Amendment No. 1 to the Registration Statement on Form S-1.

The Offering, page 5

1.	We note that your common stock is presently quoted on the OTC Pink and that the selling stockholders intend to offer their shares “at prevailing market prices at the time of sale, at varying prices or at negotiated prices.” To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your disclosure throughout the prospectus to set a fixed price at which the selling stockholders will offer and sell their shares for the duration of the offering.

In response to the Staff’s comment, please note that the offering has been changed to a fixed price offering. The Company plans to make an application to have the common stock traded on the OTCQB or OTCQX. Accordingly, the Selling Stockholders will offer the shares at a fixed price until the common stock is traded on the OTCQB or OTCQX or listed on a national securities exchange. Thereafter, shares may be offered and sold at negotiated prices or varying prices determined at the time of sale.

Nicholas Lamparski

United States Securities and Exchange Commission

May 21, 2021

Appropriate revisions have been made in the prospectus to reflect the above information on the prospectus cover page and under “Plan of Distribution” on page 65.

Incorporation of Certain Information by Reference, page 73

2.	We note that you incorporate by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2020, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and update this section accordingly.

The Company filed its Annual Report on Form 10-K for the year ended December 31, 2020 on April 15, 2021. In response to the Staff’s comment, we have revised the disclosure under “Incorporation of Certain Information by Reference” on page 67 of the prospectus.

If you have any questions, please contact me at (305) 379-9141 or tcookson@shutts.com.

Sincerely,

Shutts & Bowen LLP

/s/ J. Thomas Cookson
J. Thomas Cookson

cc:	Lilyanna Peyser
Securities and Exchange Commission

Seamus Lagan
Rennova Health, Inc.